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                               August 26, 2022

       Timothy R. Kraus
       Senior Vice President and Chief Financial Officer
       Dana Incorporated
       3939 Technology Drive
       Maumee, Ohio 43537

                                                        Re: Dana Incorporated
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed February 23,
2022
                                                            File No. 001-01063

       Dear Mr. Kraus:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2021

       General

   1. We note that you provided more expensive disclosure in your Sustainability and Social
                                                        Responsibility Report (
  Sustainability Report   ) than you provided in your SEC filings.
                                                        Please advise us what
consideration you gave to providing the same type of climate-
                                                        related disclosure in
your SEC filings as you provided in your Sustainability Report.
       Risk Factors, page 7

   2. Disclose the material effects of transition risks related to climate change that may affect your business,
financial condition, and results of operations, such as market trends that may alter business
opportunities, credit risks, or technological changes.
   3. Disclose any material litigation risks related to climate change and explain the potential impact to the company.
 Timothy R. Kraus
Dana Incorporated
August 26, 2022
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
15

4. It appears you have identified climate-related projects in your Sustainability Report, such as projects to reduce greenhouse gas emissions and/or increase renewable energy usage.
         Tell us how you considered providing disclosure regarding past and future capital expenditures for climate-related projects. Include quantitative information for the periods covered by your Form 10-K and for future periods as part of your response.
5. To the extent material, discuss the indirect consequences of climate-related regulations or business trends, such as the following:
             decreased demand for goods that produce significant greenhouse gas emission or are related to carbon-based energy sources;
             increased demand for goods that result in lower emissions than competing products;
             increased competition to develop innovative new products that result in lower emissions;
             increased demand for generation and transmission of energy from alternative energy sources; and
             any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.
6. We note your disclosure that the physical impacts of climate change might include extreme weather events and long-term changes in temperature levels and water availability. Please discuss the physical effects of climate events on your operations and results, such as weather-related damages to your property or operations, and weather-
         related impacts on the cost or availability of insurance. Include quantitative information with your response for each of the periods covered by your Form 10-K and explain whether increased amounts are expected in future periods, as applicable.
7. We note your disclosure on page 10 regarding the costs to comply with environmental laws and regulations. Tell us about and quantify any compliance costs related to climate change for each of the last three fiscal years and explain whether increased amounts are expected to be incurred in future periods.
8. If material, provide disclosure about your purchase or sale of carbon credits or offsets and
FirstName LastNameTimothy R. Kraus
       any material effects on your business, financial condition, and results of operations.
Comapany    NameDana
       Include          Incorporated
               quantitative information for the periods covered by your Form 10-K and for future
Augustperiods  as Page
        26, 2022  part of
                       2 your response.
FirstName LastName
 Timothy R. Kraus
FirstName LastNameTimothy R. Kraus
Dana Incorporated
Comapany
August 26, NameDana
           2022      Incorporated
August
Page 3 26, 2022 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Erin Donahue at 202-551-6063 or Jennifer Angelini at 202-551-3047 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing